

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2020

Mark Erlander
Chief Executive Officer
Cardiff Oncology, Inc.
11055 Flintkote Avenue
San Diego, California 92121

      Re: Cardiff Oncology, Inc.
          Registration Statement on Form S-1
          Filed June 26, 2020
          File No. 333-239464

Dear Mr. Erlander:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Abby Adams at (202) 551-6902 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences